VICTOR GEORGE SPIRITS, LLC

CLASS B SUBSCRIPTION AGREEMENT

August 20, 2018

PLEASE READ CAREFULLY BEFORE SIGNING

ALL SUBSCRIPTIONS ARE SUBJECT TO ACCEPTANCE BY THE COMPANY. ALL INFORMATION REQUIRED TO BE PROVIDED BY SUBSCRIBERS FOR DETERMINING PURCHASER QUALIFICATION WILL BE KEPT STRICTLY CONFIDENTIAL.

To: VICTOR GEORGE SPIRITS, LLC
    901 Progresso Dr Ste 204
    Ft. Lauderdale, FL 33304
    Attention: Victor Harvey

Ladies and Gentlemen:

The undersigned ("Subscriber") hereby tenders this Class B Subscription Agreement ("Subscription Agreement") to you on the terms and conditions hereinafter set forth:

1.   <u>Subscription for Class B Units</u>. Subscriber hereby irrevocably subscribes for _____ Class B Units of VICTOR GEORGE SPIRITS, LLC, a Florida limited liability company (the "Company"), at a price of Twenty-Five Thousand Dollars ($500) per Class B Unit. The subscription amount shall be payable by Subscriber to the order of the Company by certified or cashier's check payable to the order of VICTOR GEORGE SPIRITS, LLC, or by wire transfer to the Company's account at Bank of America in the amounts and on the dates set forth in payment schedule attached hereto.

2.   <u>Acceptance of Subscription</u>. Subscriber understands that the Company has the right to accept or reject this subscription, in whole or in part, for any reason, and that this subscription will be deemed to be accepted by the Company only when this Subscription Agreement is signed on its behalf. This Subscription Agreement will be accepted or rejected, in whole or in part, as promptly as practical after receipt. Subscriber agrees that subscriptions need not be accepted in the order in which they are received by the Company. Upon rejection of this Subscription Agreement for any reason, all items received with this Subscription Agreement will be returned to Subscriber without deduction for fees, commissions or expenses, and this Subscription Agreement shall be deemed to be null and void and of no further force or effect. The Company may, in its discretion, accept subscriptions for fractional Class B Units from any subscriber who purchases at least one whole Class A Preferred Unit.

3.   <u>Representations and Warranties</u>. To induce the Company to accept this Subscription Agreement, Subscriber hereby represents and warrants to, and covenants and agrees with, the Company as follows:

A. Subscriber has received this Subscription Agreement, together with such other documents, materials and information as Subscriber has deemed necessary or appropriate for evaluating an investment in the Company. Subscriber understands that the amount, nature and format of the information provided to Subscriber is not as extensive or complete as that otherwise available in a registered public offering of investment securities. Subscriber confirms that Subscriber has reviewed and understands these materials and has made such further investigation and inquiries of the Company as Subscriber deemed appropriate to obtain additional information to verify the accuracy of such materials and to evaluate the merits and risks of this investment. Subscriber acknowledges that Subscriber has had the opportunity to ask questions of, and to receive answers from, the Company and persons acting on its behalf concerning the Company and the terms and conditions of this offering, and that all such questions have been answered to Subscriber's full satisfaction.

B. Subscriber understands that the Class B Units have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities or Blue-Sky laws of any state and are offered in reliance on exemptions from the registration requirements of those laws. Subscriber understands that neither the Securities and Exchange Commission nor any state securities commission has passed upon or endorsed the merits of this offering or the accuracy or adequacy of the information set forth in any materials provided by the Company.

C. If applicable, Subscriber is an "non-accredited investor" as defined in Rule 4(a)(6) of Regulation Crowdfunding promulgated by the Securities and Exchange Commission under the Securities Act, because Subscriber is **[check all applicable provisions]**:

      ___ Subscribers annual income or net worth is <u>less than $107,000</u>, then the investor's investment limit is the greater of:
      ___ $2,200 or

      ___5 percent of the lesser of the investor's annual income or net worth.
      If both annual income and net worth are equal to or more than $107,000, then the investor's limit is 10 percent of the lesser of their annual income or net worth.

      ___During the 12-month period, the aggregate amount of securities sold to an investor through all Regulation Crowdfunding offerings may not exceed $107,000, regardless of the investor's annual income or net worth.

      ___an entity in which all of the equity owners are non-accredited investors.

If Subscriber claims to be a non-accredited investor, Subscriber agrees to furnish to the Company such evidence as the Company may reasonably request to confirm Subscriber's status as a non-accredited investor.

D.   If Subscriber is not a non-accredited investor, Subscriber either alone or with his purchaser representative(s) (as that term is defined in Rule (4)(a) of Regulation CF) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of an investment in the Class B Units.

E.   Subscriber confirms that Subscriber is acquiring the Class B Units subscribed for herein solely for Subscriber's own account, for investment purposes, and not with a view to the distribution or resale of such Class B Units, and further, that Subscriber knows of no commission or other remuneration that has been paid or given for soliciting Subscriber as a prospective investor.

F.   Subscriber understands that there are substantial restrictions on the transferability of the Class B Units, as set forth in the Company's Operating Agreement (a true and correct copy of which has been delivered to Subscriber); investors in the Company have no rights to require the Class B Units to be registered under the Act or the securities or Blue Sky laws of any state; there will be no public market for the Class B Units; it may not be possible for Subscriber to liquidate Subscriber's investment in the Company; and, accordingly, Subscriber may have to hold the Class B Units, and bear the economic risk of this investment, indefinitely. Subscriber recognizes that the Company is a highly speculative venture involving a high degree of financial risk. Subscriber is in a financial position to hold the Class B Units indefinitely and can bear the economic risk of losing Subscriber's entire investment in such Class B Units.

G.   Subscriber has the legal capacity and authority to execute, deliver and perform Subscriber's obligations under this Subscription Agreement.

H.   Under penalties of perjury, Subscriber represents, warrants and certifies that Subscriber is not subject to "back up withholding" pursuant to Section 3406 of the Internal Revenue Code of 1986, as amended, and that Subscriber has provided Subscriber's correct tax identification number below.

I.   Subscriber confirms that the Class B Units were not offered to Subscriber by means of any general solicitation or advertising, and that in entering into this transaction Subscriber is not relying upon any information other than in the materials delivered with this Subscription Agreement and the results of Subscriber's own independent investigation.

J.   Subscriber acknowledges that Subscriber has been advised to consult with Subscriber's own attorney regarding legal matters concerning the Company and this investment.

4.   Reliance on Representations and Warranties. Subscriber understands the meaning of the representations and warranties contained in this Subscription Agreement and understands and acknowledges that the Company is relying on the representations and warranties contained in this

Subscription Agreement in determining whether the offering is eligible for exemption from the registration requirements contained in the Securities Act and corresponding state securities or Blue-Sky laws and in determining whether to accept this subscription. Subscriber represents and warrants that the information contained in this Subscription Agreement is true and correct as of the date hereof and agrees to notify the Company immediately of any changes in such information. Subscriber hereby agrees to indemnify and hold harmless the Company and each member, manager, officer, employee, agent and representative of the Company from and against any and all losses, damages, expenses, liabilities or attorneys' fees (including attorneys' fees and expenses incurred in a securities or other action in which no judgment in favor of Subscriber is rendered) due to or arising out of a breach of any representation or warranty of Subscriber. Subscriber acknowledges that, if Subscriber threatens or initiates any such claim, litigation, or other legal action against any of the indemnified parties, Subscriber will be liable for any such attorneys' fees, costs and other amounts in connection therewith that are established to have been due to, or to have arisen out of, any such breach of representation or warranty by Subscriber. Notwithstanding any of the representations, warranties, acknowledgments or agreements made in this Subscription Agreement, Subscriber does not thereby or in any other manner waive any rights granted to Subscriber under federal or state securities laws.

5.   Survival of Representations and Warranties. In the event that this subscription is accepted, Subscriber agrees that the representations, warranties and agreements set forth in this Subscription Agreement shall survive the acceptance of this subscription and the death or disability of Subscriber.

6.   Assignability. Subscriber agrees not to transfer or assign this Subscription Agreement or any interest of Subscriber herein.

7.   Binding Effect. This Subscription Agreement and the representations and warranties contained herein shall be binding upon the successors, assigns, heirs, executors, administrators and personal representatives of Subscriber, and this Subscription Agreement shall inure to the benefit of, and be enforceable by, the Company. If there is more than one signatory hereto, the obligations, representations, warranties and agreements of Subscriber are made jointly and severally.

8.   Florida Blue Sky Law.   Pursuant to the requirements of Florida's Blue-Sky Law, if Subscriber is a resident of Florida, Subscriber's subscription for Class B Units pursuant to this Subscription Agreement shall be voidable by Subscriber for a period of three days after Subscriber's Subscription Agreement and the initial subscription amount are tendered to the Company.

9.   Applicable Law; Venue. This Agreement shall be construed in accordance with the laws of the State of Florida, without regard to principles of conflicts of law. Any and all litigation arising out of this Agreement shall be conducted only in courts located in Broward County, Florida.

10.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, may be amended only by a writing executed by all of the parties, and supersedes any prior agreement between the parties with respect to the subject matter hereof.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

Subscriber hereby subscribes for _____ Class B Units at a price of Twenty-Five Thousand Dollars ($500) per Unit, or an aggregate subscription price of _____ and agrees to be bound by the terms of the Subscription Agreement to which this signature page is attached.

SUBSCRIBER: _____

Address: _____

FEIN/SS#: _____

Signature: _____

SUBSCRIPTION AGREEMENT ACCEPTANCE

The Subscription Agreement of Subscriber is hereby accepted, and, upon payment by Subscriber of the initial subscription amount set forth in the Subscription Agreement and execution of the Operating Agreement, Subscriber shall be allocated Class B Units in the Company based on his/her/its capital contribution, as indicated below.

Dated: August 20, 2018.

VICTOR GEORGE SPIRITS, LLC

By:

_____

Name: Victor Harvey
Title: Manager

Name of Subscriber: _____

Date of Subscription Agreement: August 20, 2018

Number of Class B Units Allocated: _____

Purchase Price per Class B Unit: $500

Total Purchase Price: _____